KINS TECHNOLOGY GROUP INC.

Four Palo Alto Square, Suite 200

3000 El Camino Real

Palo Alto, CA 94306

October 21, 2020

VIA EMAIL & EDGAR

Heather Clark

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	KINS Technology Group Inc. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-249177)

Dear Ms. Clark:

The Company hereby withdraws its prior acceleration request, dated October 20, 2020, with respect to its Registration Statement on Form S-1, as amended (File No. 333-249177).

Please contact Michael Mies of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130 should you require further information.

Very truly yours,

KINS Technology Group Inc.

By:	/s/ Khurram P. Sheikh
	Name:	Khurram P. Sheikh
	Title:	Chief Executive Officer and Chief Financial Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel and Michael Mies

cc:	Ropes & Gray LLP

Paul Tropp and Rachel Phillips